UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

EXP WORLD HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

30212W100
(CUSIP Number)

Glenn Sanford	Penny Sanford
2219 Rimland Drive, Suite 301	336 36th Street
Bellingham, WA 98226	Bellingham, WA 98225
Tel: (360) 685-4206	Tel: (360) 393-1853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Christopher J. Voss K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

Tel: (206) 370-7609

January 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Glenn D. Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		43,340,796 shares of common stock (1)
	8	SHARED VOTING POWER 267,800 shares of common stock(2)
	9	SOLE DISPOSITIVE POWER 43,340,796 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
267,800 shares of common stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,608,596 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.25%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)Includes: (i) 41,534,338 shares of common stock, (ii) stock options exercisable for an aggregate of 1,763,958 shares of common stock, and (iii) 42,500 shares of common stock issuable upon vesting of restricted stock units.
(2)Shares held by other members of Glenn D. Sanford’s household.
(3)Based on 154,353,642 shares of common stock issued and outstanding as of November 30, 2023.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Penny Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER 26,984,043 shares of common stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
26,984,043 shares of common stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,984,043 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.48% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 26,984,043 shares of common stock subject to the Penny L Sanford TTEE Gratitude 2022 Trust dated as of August 26, 2022.
(2)	Based on 154,353,642 shares of common stock issued and outstanding as of November 30, 2023.

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2017 as amended by that certain Amendment No. 1 to Schedule 13D filed on March 8, 2021 (“Amendment No. 1”), as further amended by that certain Amendment No. 2 to Schedule 13D filed on April 23, 2021, as further amended by that certain Amendment No. 3 to Schedule 13D filed on August 24, 2021, as further amended by that certain Amendment No. 4 to Schedule 13D filed on January 25, 2022, as further amended by that certain Amendment No. 5 to Schedule 13D filed on May 9, 2022, as further amended by that certain Amendment No. 6 to Schedule 13D filed on November 2, 2022, as further amended by that certain Amendment No. 7 to Schedule 13D filed on July 31, 2023 (as amended, the “Schedule 13D”). This Amendment No. 8 is being filed to reflect subsequent dispositions of shares of Common Stock by Mr. Sanford and Ms. Sanford and their reported households, including dispositions pursuant to their respective 10b5-1 Sale Plans, and the change in the composition of the “group” reporting its beneficial ownership of the securities of the Issuer on this Schedule 13D. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 8. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer

This Statement relates to shares of common stock, $0.00001 par value (“Common Stock”), of eXp World Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2219 Rimland Drive, Suite 301, Bellingham, WA 98226.

Item 2. Identity and Background

(a)	This schedule is being filed by each of Glenn D. Sanford and Penny Sanford (each, a “Reporting Person” and, collectively, the “Reporting Persons”).
(b)	Mr. Sanford is the Chief Executive Officer of the Issuer and eXp Realty, LLC (a wholly-owned subsidiary of the Issuer) and Chairman of the Board of the Issuer. Ms. Sanford is a retired physical therapist.
(c)	The business address for Mr. Sanford is 2219 Rimland Drive, Suite 301, Bellingham, WA 98226. The principal address for Ms. Sanford is 336 36th Street #734, Bellingham, WA 98225.
(d)	During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
(e)	Each of the Reporting Persons is a citizen of the United States.

Item 4. Purpose of Transaction

The Reporting Persons each acquired the shares of Common Stock of the Issuer for investment purposes. Except as set forth below, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Mr. Sanford is eligible to receive awards under the Issuer’s equity incentive plan as an officer of the Issuer. Mr. Sanford has entered into Rule 10b5-1 trading plans pursuant to which he may dispose of shares of Common Stock of the Issuer from time to time. Ms. Sanford has entered into Rule 10b5-1 trading plans pursuant to which she may dispose of shares of Common Stock of the Issuer from time to time.

Item 5. Interest in Securities of the Issuer

(a)See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

As of November 30, 2023, the Reporting Persons as a group are the beneficial owners of 70,592,639 shares of Common Stock. Such shares of Common Stock represent beneficial ownership of 45.73% of the outstanding shares of Common Stock.

By virtue of the relationship described in Amendment No. 1, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
(c)Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in shares of Common Stock during the past 60 days.
(d)Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of January 10, 2024, Jason Gesing has elected to no longer vote together with the Reporting Persons, as a voting group, with respect to the election of directors of the Issuer and on any other matter on which any shares of common stock of the Issuer are entitled to vote. The resulting group is now comprised solely of Mr. Sanford and Ms. Sanford.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024	/s/ Glenn Sanford
Glenn Sanford

Dated: January 12, 2024	/s/ Penny Sanford
Penny Sanford

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Transactions in Shares of Common Stock in the last 60 days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Glenn Sanford

Restricted Stock Units Withheld	(10,349)	15.77	12/28/2023
Settlement of Restricted Stock Units[1]	42,500	0.00	12/28/2023
Sale of Common Stock	(31,765)	14.6904[2]	12/08/2023

1 Vesting of restricted stock units (“RSUs”) previously granted to the Reporting Person.

2 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $14.60 to $14.895, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of eXp World Holdings, Inc. (the “Issuer”), or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.